EXHIBIT 99.5

                             MATERIAL CHANGE REPORT

                                  FORM 53-901F

             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
                     AND SECTION 151 OF THE SECURITIES RULES

                                     FORM 27

  SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 143 OF THE RULES;
                                       AND
 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) AND SECTION 3 OF THE REGULATIONS


1.       Reporting Issuer

         ARCHANGEL DIAMOND CORPORATION
         65 Overlea Boulevard, Suite 400
         Toronto, Ontario
          M4H 1P1

         (the "Issuer")

2.       Date of Material Change

         September 17, 2003

3.       Press Releases

         Date of Issuance:         September 17, 2003

         Place of Issuance:        Toronto, Ontario

4.       Summary of Material Change

         The Issuer has announced that Cenca S.A., the Issuer's controlling shareholder, has agreed to extend a loan of US$1,200,000.00 to the Issuer to fund the Issuer's ongoing commitments for the foreseeable future, including pursuant of litigation related to the Verkhotina diamond deposit.

5.       Full Description of Material Change

         The Issuer has announced that Cencan S.A., a wholly-owned subsidiary of De Beers S.A. and a holder of approximately 63% of the issued capital of the Issuer, has agreed to extend a loan (the "Loan") of US$1,200,000.00 to the Issuer. The Loan principal will be used to fund legal costs related to the Issuer's ongoing litigation in three jurisdictions (the status of which was set out in the Issuer's news release dated August 27, 2003) and general working capital. Management believes the Loan to be sufficient to meet the Issuer's ongoing commitments for the foreseeable future.

         The Loan is to be repaid 12 months from the date of the Loan Agreement unless prepaid or demand for payment is received by the Issuer in accordance with the Loan Agreement. Interest on the Loan is calculated at US$ LIBOR plus 300 basis points per annum with payment of accrued interest at the 6 month and 12 month interval of the Loan term. At any time while the Loan is outstanding, Cencan has the right to demand repayment of the Loan on 30 days notice and the Issuer has the right to prepay the loan on 30 days notice. If, at any time while any amount of the Loan is outstanding, the Issuer acquires of funds in excess of the principal amount owing by way of a refinancing, such principal owing shall immediately become due and payable. The Loan is not secured against any assets of the Issuer and is not convertible or exchangeable into shares of the Issuer.
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         No member of the Board of Directors have a direct or indirect financial interest in the Loan or in Cencan. The Board of Directors obtained independent financial advice with respect to the Loan and unanimously resolved that the Loan is in the best interests of the Issuer and that the proposed terms were reasonable in the circumstances.

         The Loan is a further demonstration of the commitment of the Issuer's major shareholder in support of the Issuer's pursuit of its rights in relation to the Verkhotina diamond deposit.

6.       Reliance on Section 85(2) of the Securities Act (British Columbia)/
         Section 146(2) of the Securities Act (Alberta)/Section 75(3) of the Securities Act (Ontario).

         Not applicable

7.       Omitted Information

         Not applicable

8.       Senior Officers

         For further information contact:

         David  Massola, Chief Financial Officer and Corporate Secretary
         Telephone:        1-416- 423-1600
         Facsimile:        1-416-429-2462

9.       Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 22nd day of September, 2003.

                              ARCHANGEL DIAMOND CORPORATION


                              Per: "Dave Massola"
                                   ---------------------------------------------
                                    (Authorized Signatory)

                              David Massola, Chief Financial Officer & Secretary (Print Name and Title of Senior Officer)